Exhibit 3.1

AMENDMENT TO
THE
AMENDED AND RESTATED BYLAWS
OF
COMARCO, INC.

The following amendment to the Amended and Restated Bylaws (the “Bylaws”) of Comarco, Inc., a California corporation (the “Corporation”), was adopted by the Board of Directors of the Corporation (the “Board”), at a meeting of the Board on July 22, 2009:

Amendment to the Bylaws

RESOLVED, that, effective upon the calling to order of the Corporation’s 2009 annual meeting of shareholders at which a quorum is present, Section 1(b) of Article IV of the Bylaws is hereby amended and restated in its entirety to read as follows:

“The exact number of directors shall be five, until changed as provided in subdivision (a) of this Section.”